Exhibit 99.2

                                                                   TD BANK FINANCIAL GROUP
                                                                   P.O. Box 1, Toronto-Dominion Centre
                                                                   Toronto, Canada  M5K 1A2
                                                                   Facsimile no: (416) 982-6166
                                                                   Telephone no.: (416) 983-1557
                                                                   E-mail address: rasha.elsissi@td.com

                                                                   December 3, 2009

The Toronto Stock Exchange
Canadian Securities Commissions
The Canadian Depository for Securities Ltd.

Dear Sir/Madam:

Re:   The Toronto-Dominion Bank (the "Bank")
         - Notice of Meeting and Record Date

Pursuant to s. 2.2 of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101"), we advise as follows:

Meeting Date	March 25, 2010
Record Date for Notice	February 8, 2010
Beneficial Ownership Determination Date	February 8, 2010
Classes or series of securities that entitle the holder to receive notice of the meeting	Common shares
Classes or series of securities that entitle the holder to vote at the meeting	Common shares
Whether the meeting is a special meeting	No

Yours very truly,

/s/ Rasha El Sissi
Rasha El Sissi
Vice President, Legal